October 12, 2005

Danford L. Martin
The FPFX Shareholder Value Committee
7 Egret Lane
Aliso Viejo, CA  92656

      Re:	Firstplus Financial Group, Inc.
		Revised Preliminary Proxy Statement on Schedule 14A Filed October 12, 2005 by James T. Capretz, Robert D. Davis,
   George R. Eberting, James P. Hanson and Danford L. Martin (The
   FPFX Shareholder Value Committee)
		File No. 1-13753

Dear Mr. Martin:

	We have reviewed your filing and have the following comment.
1. Per our conversation earlier today with your attorneys Mr. Jenkins and Mr. Carter, please tell us how your group was formed and provide us your analysis regarding whether there are additional persons who should be identified as members of your group. See Rule 13d-5(b)(1).
We note that there were 73 shareholder plaintiffs named in the suit against Firstplus Financial; however, there are six members in your group. In your response, please address:
* whether any of the participants in your solicitation obtained any authorization to act on behalf of the other shareholder plaintiffs.
* how your group was formed from among the plaintiff group.
	We may have further comments.

      Please contact the undersigned at (202) 551-3619 for assistance with respect to the foregoing comment and your proxy materials.

Sincerely,


Daniel F. Duchovny
Attorney-Advisor
Office of Mergers and Acquisitions

cc:  Nathan Jenkins, Esq. (via facsimile: (775) 829-0511)
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Danford L. Martin
The FPFX Shareholder Value Committee
October 11, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

         DIVISION OF
CORPORATION FINANCE